PRESS RELEASE

BROOKFIELD PROPERTIES COMPLETES 76,000 SQUARE FEET
OF NEW LEASING AT BAY ADELAIDE CENTRE IN TORONTO
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Thomson Reuters and Barclays Capital Sign Ten-Year Leases

NEW YORK, March 23, 2010 – Brookfield Properties Corp. (BPO: NYSE, TSX) and its Canadian-based subsidiary BPO Properties Ltd. (BPP: TSX) announced today that it has executed two new leases totaling 76,000 square feet at its newest office building, Bay Adelaide Centre in Toronto. Thomson Reuters will occupy 59,000 square feet and Barclays Capital will occupy 17,000 square feet. Both leases have a 10-year term.

“We’re excited to welcome these two respected companies to our already impressive tenant base at Bay Adelaide Centre,” said Tom Farley, President & CEO of Brookfield Properties’ Canadian Commercial Operations. “As the first brand new building in Toronto’s financial core in 18 years, Bay Adelaide Centre offers a prime location and the highest quality office space on the market.”

Current tenants at Bay Adelaide Centre include KPMG, Goodmans LLP, Heenan Blaikie and Fasken Martineau. The building opened for business in September 2009.

Bay Adelaide Centre is a 51-story, 1.2-million-square-foot Class AAA office building which integrates the façade of the historic National Building. Designed by architects WZMH Partners, the building's interior features a sophisticated and contemporary design with its main lobby rising 28 feet floor-to-ceiling, enabling maximum use of natural light. The lobby also features a creative light installation by world-renowned artist James Turrell.

The property features 40,000 square feet of concourse-level retail providing the final north/south link to the PATH underground pedestrian walkway. Adjacent to the office tower is Arnell Plaza – a half-acre urban public park – as well as a 1,100-stall parking garage.

Consistent with Brookfield’s commitment to the sustainability of its developments and existing office portfolio, the building was designed and built to meet the LEED Gold standard for environmental friendliness.

Brookfield Properties owns, manages and operates 9.1 million square feet of commercial space in Toronto.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 110 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact:  Melissa Coley, Vice President, Investor Relations and Communications
telephone: (212) 417–7215; email: melissa.coley@brookfieldproperties.com